Exhibit (a)(5)(K)

Friday 3 August 2012, London UK – LSE Announcement

GSK Completes Acquisition of Human Genome Sciences

GlaxoSmithKline plc (LSE: GSK) today announced that it has completed its acquisition of Human Genome Sciences (NASDAQ: HGSI) for US$3.6 billion on an equity basis, or approximately US$3 billion net of cash and debt. All outstanding shares of HGS were acquired for US$14.25 per share in cash.

The subsequent offering period for GSK’s tender offer for HGS shares expired at 5:00 pm, New York City time, on 2 August 2012. The depositary for the tender offer has advised GSK that approximately 174,430,970 shares were validly tendered and not withdrawn during the initial and subsequent offering periods (including shares that had been tendered by notice of guaranteed delivery and subsequently delivered), all of which have been accepted for payment and purchased. Such shares, together with shares otherwise beneficially owned by GSK, represent a total of approximately 87% of HGS’ outstanding shares.

Pursuant to the terms of the merger agreement, a wholly-owned subsidiary of GSK exercised its top-up option and, as the owner of more than 90% of the HGS outstanding common stock, subsequently completed a short-form merger with HGS. Each remaining share of HGS common stock not tendered (other than shares as to which holders properly exercise appraisal rights) was converted in the merger into the right to receive US$14.25 in cash, without interest and less any required withholding taxes. As a result, HGS common stock will cease to be traded on NASDAQ.

Lazard and Morgan Stanley acted as financial advisors to GSK, and Cleary Gottlieb Steen & Hamilton and Wachtell, Lipton, Rosen & Katz provided legal advice to GSK.

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GlaxoSmithKline Enquiries:

UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Stephen Rea	+44 (0) 20 8047 5502	(London)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	James Dodwell	+ 44 (0) 20 8047 2406	(London)

	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)

Sard Verbinnen & Co:

US Media enquiries:	George Sard	+1 212 687 8080	(New York)
	Andrew Cole	+1 212 687 8080	(New York)
	Michael Henson	+1 212 687 8080	(New York)

Cautionary statement regarding forward-looking statements

This communication contains forward-looking statements. GSK cautions readers that any forward-looking statements made by GSK, including those made in this communication, are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of a business combination transaction involving GSK and HGS, including future financial and operating results, GSK’s plans, objectives, expectations (financial or otherwise) and intentions relating to the business combination and other statements that are not historical facts. Factors that may affect GSK’s operations are described under ‘Risk factors’ in the ‘Financial review & risk’ section in GSK’s Annual Report 2011 included as exhibit 15.2 to GSK’s Annual Report on Form 20-F for 2011.

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